

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2023

Vivien Weiwei Wang
Chief Financial Officer
iHuman Inc.
Floor 8, Building B
No. 1 Wangjing East Road
Chaoyang District, Beijing 100102
People's Republic of China

> **Re: iHuman Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **Response dated October 24, 2023**
> **File No. 001-39591**

Dear Vivien Weiwei Wang:

We have reviewed your October 24, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 26, 2023 letter.

Response Letter dated October 24, 2023

"Our business generates and processes data in the ordinary course, and we are required to comply with PRC and . . . ", page 23

1.   We note your proposed revised disclosure in response to comment 1, including that you have been "advised" by PRC counsel that you are not required to apply with the Cybersecurity Review Office for a cybersecurity review and that you are in compliance with the permissions and approvals requirements under the existing PRC regulations and policies on cybersecurity, data security and personal data protection issued by the CAC. Please tell us if you are relying on the opinion of counsel in this context and if so, please revise to state as much. If you are not relying on the opinion of counsel, please revise to state as much, and explain why not.

General

2. We note your response to comment 2, as well as your proposed revised disclosure that "[i]f we or the VIE is found to be in violation of any existing or future laws or regulations in mainland China, or fail to obtain or maintain any of the required permits or approvals, the relevant mainland China regulatory authorities would have <u>a certain degree of</u> discretion <u>within their scope of authority</u> to take action in dealing with such violations or failures." Please revise to revert to your original disclosure that "China regulatory authorities would have broad discretion to take action in dealing with such violations or failures." Please tell us what your disclosure will look like.

3. We note your proposed revised disclosure that the "mainland China government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations." In future filings, please revise to disclose that the mainland China government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Please tell us what your disclosure will look like.

4. We note your proposed revised disclosure that "[t]he interpretation and application of current and future laws, regulations and rules in mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders are <u>subject to changes</u>." Please revise to revert to your original disclosure that "[t]here are substantial uncertainties regarding the interpretation and application . . . ." (Emphasis added). Please tell us what your disclosure will look like.

5. We note your proposed revised disclosure that "the mainland China government may promulgate certain regulations and rules to exert more oversight over offerings that are conducted overseas and foreign investment in mainland China-based issuers depending on the facts and circumstances," and that, "[i]n the event that we fail to comply with any legal and regulatory requirements of mainland China in relation to overseas securities issuance or foreign investment, our ability to offer or continue to offer securities to investors could be significantly limited or completely hindered and the value of such securities could significantly decline or become worthless." In future filings, please revise to clarify that, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In revising your disclosure, please also refrain from indicating that such changes may be "depending on the facts and circumstances." Please tell us what your disclosure will look like. In this regard, while we note your response that you are "not owned or controlled by a governmental entity of mainland China," we remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control

with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

Please contact Robert Shapiro at 202-551-3273 or Stephen Kim at 202-551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Cara Wirth at 202-551-7127 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Peng Dai, Chief Executive Officer